26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

October 6, 2023

CONFIDENTIAL

Division of Corporation Finance Office of Trade & Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Amy Geddes Theresa Brillant Rucha Pandit Lilyanna Peyser

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 9, 2023

Dear Ms. Geddes, Ms. Brillant, Ms. Pandit and Ms. Peyser:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 29, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 9, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited interim consolidated financial statements as of and for the six months ended June 30, 2023, and (ii) other information and data to reflect recent developments.

PARTNERS:  Pierre-Luc Arsenault3 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Damian C. Jacobs5 | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wenchen Tang3 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Yu Zheng3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | Joseph R. Casey9 | Yuxin Chen3 | Ju Huang3 | Ding Jin3 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Bo Peng8 | Shinong Wang3 | Jodi K. Wu9 | David Zhang3 | Xiang Zhou3 | Ling Zhu3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia);7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

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The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated August 29, 2023

Amendment No. 3 to Draft Registration Statement on Form F-1 filed August 9, 2023

Cover Page

1.	Please state that to the extent cash or assets in your business is in the PRC or Hong Kong or a PRC or Hong Kong entity, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in, or ethe imposition of restrictions and limitations on, the ability of you or your subsidiaries by the PRC government to transfer cash or assets.

In response to the Staff’s comment, the Company has added the requested disclosure on the cover page of the Revised Draft Registration Statement.

Prospectus Summary, page 1

2.	We note your response to comment 1. Please revise your disclosure to clarify the nature of your “collaborations with a number of digital collection platforms,” including whether you have any written agreements, and the status of “[y]our proprietary IPs.” Discuss the costs associated with any digital collection platform agreements and IP development, the timeframe in which you anticipate offering these products and/or services and the basis of your conclusions. Alternatively, to the extent you have not entered into such agreements or received intellectual property protections, revise your disclosure to clarify that these statements are aspirational and that you have not established such agreements and IP rights and that you do not know if or when you ever will.

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 111 and 125 of the Revised Draft Registration Statement.

3.	Revise your disclosure under “Permissions Required from the PRC Authorities for Our Operations and Securities Offering” to state, if true, that other than the filing process required by the CSRC pursuant to the Trial Measures, you have obtained all requisite permissions and approvals to conduct your offering and list overseas, and you have not been denied any such permissions or approvals.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Revised Draft Registration Statement.

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Our Corporate Structure, page 5

4.	We note the series of restructuring transactions in June 2023 to terminate the historical contractual arrangements with the former VIE, which has now become a wholly owned subsidiary. Please tell us how you accounted for this restructuring and the basis for your treatment.

In response to the Staff’s comments, the Company respectfully advises the Staff that the Company completed the Restructuring in June 2023, and in connection therewith, its WFOE, Wuhan ESVF, and the shareholders of Wuhan ESVF entered into a VIE Termination Agreement. Pursuant to this agreement, the VIE Agreements were terminated with immediate effect and all shareholders of Wuhan ESVF transferred 100% of their respective equity interests in Wuhan ESVF to the WFOE. As a result, the Company indirectly holds 100% of the equity interest in Wuhan ESVF, or the former VIE.

The Restructuring and the aforementioned share transfer both became effective on June 16, 2023. The Company’s shareholders’ equity shares remained unchanged both immediately before and after the Restructuring. The former VIE, together with its subsidiaries, continues to be effectively controlled by the same group of shareholders as it was before the Restructuring. Therefore, the Restructuring is considered a reorganization of entities under common control and has had no impact on the Company’s consolidated financial position, results of operations, or cash flows.

Risk Factors, page 20

5.	Please revise the risk factor “We are subject to risks relating to the Restructuring” to discuss the risks in question.

The Company respectfully advises the Staff that as disclosed on the prospectus cover page and pages 10, 16, and 75 of the Revised Draft Registration Statement, the Restructuring was completed in June 2023, resulting in the termination of the historical contractual arrangements with the former VIE, which has become a wholly-owned subsidiary of the Company. During and after the Restructuring, the day-to-day operations of the former VIE continued smoothly without disruptions. In addition, the Restructuring resulted in no transfers or departures of employees from the former VIE, leaving the employee roster unchanged, thereby ensuring that essential expertise and knowledge were retained. Therefore, the Company does not believe the Restructuring has led to a loss of continuity, accumulated knowledge, or efficiency, nor has it had any material impact on the Company’s business operations or financial results. Accordingly, the Company has removed the referenced risk factor, as the Restructuring presents minimal risk to it.

Unaudited Pro Forma Condensed Combined Statement of Comprehensive Profit or Loss, page 74

6.	We note per your response to prior comment 6 that the purchase price adjustments will be reflected in the unaudited consolidated financial statements as of and for the six months ended June 30, 2023. Please note that the pro forma financial statements should reflect pro forma adjustments pursuant to Rule 11-02 of Regulation S-X. Additionally, please note that the pro forma financial statement periods presented should comply with Rule 11-02(c) of Regulation S-X and only include a pro forma balance sheet as of the most recent period, unless the transaction is already reflected in such balance sheet, and pro forma statements of operations for only the most recent fiscal year, and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required.

In response to the Staff’s comment, the Company has revised the disclosure from page 77 to 84 of the Revised Draft Registration Statement.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

7.	We note your response to comment 7 and reissue. In an appropriate place in your Management’s Discussion and Analysis, please discuss any known trends that may be impacting the downward trend in your gross profit from fiscal year ended 2020 to 2021 with a view to understanding how and whether such trends may impact your ability to be profitable in the future.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of the Revised Draft Registration Statement. The Company has included additional disclosure under subsection “—Key Factors Affecting Our Results of Operations—Our ability to effectively execute strategic acquisitions and investments” to note that the downward trend in gross profit from fiscal year ended 2020 to 2021 resulted from the business combination between Shenzhen VF and Wuhan ESVF completed in March 2021. The Company has also included expanded discussion to note that strategic acquisitions have the potential to drive long-term growth while potentially posing short-term financial challenges, thereby impacting the Company’s ability to be profitable.

General

8.	We note you have elected to revise your disclosure on the cover page and in the Summary and Risk Factor sections relating to the legal and operational risks associated with operating in China and PRC regulations. We further note the absence of any revised or updated regulatory disclosure that might explain the need for the aforementioned revisions. We are concerned that the revised disclosures mitigate the challenges you face. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, any of which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same degree of risk and uncertainty. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement you submitted on June 5, 2023.

In response to the Staff’s comment, the Company has restored the disclosure in relevant areas to the disclosures as they existed in the draft registration statement submitted on June 5, 2023.

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Division of Corporation Finance Office of Trade & Services October 6, 2023 Page 5	Confidential

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP